Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

October 27, 2014

VIA EDGAR TRANSMISSION

Mr. Asen Parachkevov

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turner Funds (the “Trust” or the “Registrant”)
(1933 Act Registration No. 333-00641)
(1940 Act Registration No. 811-07527)

Dear Mr. Parachkevov:

Set forth below are our responses to the comments that you provided on the Trust’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended (the “Registration Statement”), regarding the proposed reorganization (“Reorganization”) of Turner Large Growth Fund (the “Large Growth Fund”) into Turner Midcap Growth Fund (the “Midcap Growth Fund” and together with the Large Growth Fund, the “Funds”).  Page references are to the Registration Statement as filed with the Commission on September 23, 2014.

1.                                      Comment:  Under “Title of Securities Being Registered” on the facing page, please specify the fund and class(es) of shares being registered.

Response:  The Registrant will revise this response to read “Investor Shares and Institutional Shares of the Turner Midcap Growth Fund.”

Shareholder Letter

2.                                      Comment:  Please provide an estimate of the cost of the Reorganization that will be borne by the Adviser.

Response:  The Registrant will add this information to the document.

3.                                      Comment:  Please review the requirements of Rule 35d-1 (the “Rule”) and confirm that the proposed name change of the Turner Midcap Growth Fund to the “Turner Growth Equity Fund” will comply with the requirements of the Rule.

Response:  The Registrant does not plan to change the name of the Turner Midcap Growth Fund and will revise the Registration Statement accordingly.  The Registrant believes that the investment objective of the Turner Midcap Growth Fund will continue to satisfy the requirements of the Rule.

4.                                      Comment:  Please provide the NAST analysis to determine the accounting and performance survivor.

Response:  In various no-action letters, most notably North American Security Trust, SEC No Act. Aug. 5, 1994 (“NAST”), the SEC Staff has stated that in determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one or more predecessor funds, the funds should compare the attributes of the surviving fund and the predecessor funds to determine which fund, if any, the surviving fund most closely resembles.  These factors are substantially similar to the factors that the SEC Staff considers in determining which fund will be the survivor for accounting purposes.  The SEC has stated that the survivor of a business combination for accounting purposes, will be the fund whose historical performance may be used by a new or surviving fund. In making this determination, the following factors are compared:

a.              The funds’ investment advisers;

b.              Their investment objectives, policies, and restrictions;

c.               Their expense structures and expense ratios;

d.              Their asset size;

e.               Their portfolio composition

Importantly, in NAST, the SEC did not identify any one factor as having more significance than another.

As applied to the Reorganization of the Large Growth Fund into the Midcap Growth Fund, the investment adviser will remain the same and the portfolio management team will include the current lead portfolio manager for each of the Funds; the investment objectives, policies and restrictions of the surviving Midcap Growth Fund will be those currently in place for the Midcap Growth Fund; the expense structure and expense ratio of the surviving Fund will be that of the Midcap Growth Fund; the Midcap Growth Fund’s assets are significantly larger than those of the Large Growth Fund; and the portfolio composition of the combined Fund will reflect the investment objective and strategy of the Midcap Growth Fund.

5.                                      Comment:  Under the sub-heading “Total Operating Expenses; No Sales Loads,” please add the management fee for each Fund.

Response:  The Registrant will make the requested change.

6.                                      Comment:  Please confirm whether there will be any repositioning or brokerage costs or capital gains incurred by the Large Growth Fund in connection with the Reorganization, and if there are any such costs or capital gains, provide an estimate.

Response:  The Adviser does not expect significant repositioning, brokerage costs or capital gains incurred by the Large Growth Fund in connection with the Reorganization.

7.                                      Comment:  Please confirm whether the Adviser may recoup waived or reimbursed fees from the Funds.

Response:  The Registrant confirms that the Adviser may not recoup waived or reimbursed fees from the Funds.

8.                                      Comment:  Please explain how shareholders of the Large Growth Fund who become shareholders of the Midcap Growth Fund may realize economies of scale given the higher fees of the Midcap Growth Fund.

Response:  In considering the proposal to reorganize the Large Growth Fund, the Trustees considered economies of scale among a number of other factors.  The Trustees noted that, under current circumstances, shareholders of the combined Midcap Growth Fund can expect to pay higher net expenses than those now paid by Large Growth Fund shareholders.  However, the Trustees considered that economies of scale could possibly be realized in the long run as a result of Turner managing one fund instead of two funds, assuming asset levels of the combined funds reached certain levels.

9.                                      Comment:  Please confirm whether the Board of Trustees of the Trust has considered liquidating the Large Growth Fund and why it was decided that reorganizing the Large Growth Fund into the Midcap Growth Fund was a better alternative.

Response:  The Registrant confirms that the Adviser disclosed to the Board of Trustees that it had considered liquidating the Large Growth Fund as an alternative to the Reorganization.  The Adviser did not present a proposal to liquidate the Large Growth

Fund to the Board of Trustees, but the Board considered the likelihood that the Adviser would propose the closure and liquidation of the Large Growth Fund if the Reorganization did not take place.

10.                               Comment:  Please confirm that all material differences in the investment objective and strategies between the Large Growth Fund and the Midcap Growth Fund required by Form N-14 are included in the discussion on page 8 of the Proxy/Prospectus.  If any differences have not been noted, please add them.

Response:  The Registrant confirms that all material differences between the investment objectives and strategies of the Funds are included in the discussion.

11.                               Comment:  Please explain the similarities between the Large Growth Fund and the Midcap Growth Fund in greater detail.

Response:  At October 1, 2014, the Large Growth Fund held 63 securities and the Midcap Growth Fund held 57 securities, with 20 securities held in common by both Funds.  At October 1, 2014, an additional 14 securities held by the Large Growth Fund had market capitalizations that fell within the market capitalization range of the Midcap Growth Fund’s benchmark, the Russell Midcap Growth Index.  Assuming no change to the investment portfolio of either Fund prior to the Reorganization, over 80% of the net assets of the combined Midcap Growth Fund following the Reorganization would consist of securities whose market capitalizations were within the range of market capitalizations in the Russell Midcap Growth Index.

12.                               Comment:  In the table under “Capitalization,” please clarify that the Combined Fund Pro Forma will be the Midcap Growth Fund.

Response:  The Registrant will make the requested change.

13.                               Comment:  Please confirm that the Registrant does not plan to change the investment strategy following the Reorganization and that the Midcap Growth Fund will continue to invest at least 80% of its net assets plus any borrowing for investment purposes in equity securities of U.S. companies with medium market capitalizations that the Adviser believes have strong earnings growth potential.

Response:  The Registrant so confirms.

14.                               Comment:  The Proxy/Prospectus states that the fundamental policies for each of the Funds are identical.  Please enumerate these policies.

Response:  The Registrant will enumerate these policies.

Statement of Additional Information

15.                               Comment:  Following the Pro Forma Combined Schedule of Investments, please specify whether any securities held by the Target Fund are anticipated to be sold by the Acquiring Fund.

Response: It is anticipated that there will be no significant repositioning of the Large Growth Fund prior to the Reorganization.

We trust that the foregoing is responsive to your comments.  Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328 or, in my absence, to Michael P. Malloy at 215-988-2978.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:                                Brian F. McNally, Esq.

Joshua B. Deringer, Esq.

Michael P. Malloy, Esq.